Exhibit 99.1

GREENBROOK TMS RAISES US$3.0 MILLION IN DEBT FINANCING

August 1, 2023 – Toronto, ON – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced that it has received US$2.0 million in debt financing under its Credit Facility (as defined below) agented by Madryn Fund Administration, LLC (“Madryn”), and US$1.0 million in debt financing from Greybrook Health Inc. (“Greybrook Health”), one of the Company’s existing significant shareholders (collectively, the “Debt Financing”), in order to manage the company’s current liquidity requirements.

Madryn Debt Financing

The Company announces that it has entered into an amendment (the “Credit Facility Amendment”) to its previously-announced credit facility with Madryn (the “Credit Facility”), whereby certain affiliates of Madryn have extended an additional tranche of debt financing to the Company in an aggregate principal amount of US$2.0 million, which was fully-funded at closing (the “New Loan”). The terms and conditions of the New Loan are consistent with the terms and conditions of the Company’s existing aggregate US$61 million loan (plus fees and accrued interest) under the Credit Facility (the “Existing Loan” and, together with the New Loan, the “Madryn Loans”) in all material respects.

The New Loan also provides Madryn with the option to convert up to approximately US$182,000 of the outstanding principal amount of the New Loan into common shares of the Company (“Common Shares”) at a conversion price per share equal to US$1.90 (the “Conversion Price”), subject to customary anti-dilution adjustments (the “Conversion Instrument”). This conversion feature corresponds to the conversion provisions for its Existing Loan, which provide Madryn with the option to convert a portion of the outstanding principal amount of the Existing Loan into Common Shares at the Conversion Price.

The Credit Facility Amendment also provides that the entire amount of the interest payment due on June 30, 2023, which was previously deferred under prior amendments to the Credit Facility, will be paid in-kind and be added to the outstanding principal amount of the Existing Loan. The Credit Facility Amendment also extends the period during which the Company’s minimum liquidity covenant is reduced from US$3,000,000 to US$300,000 to August 15, 2023.

Greybrook Debt Financing

The Company also announces that, alongside the New Loan, it has entered into a note purchase agreement (the “Note Purchase Agreement”) with Greybrook Health whereby the Company has issued and sold US$1.0 million aggregate principal amount of an unsecured note (the “Note”) to Greybrook Health (the “Note Purchase”). The Note bears interest at a rate consistent with the Credit Facility and matures on September 30, 2027. The Note is subordinated to the Madryn Loans.

As additional consideration for the Note Purchase, Greenbrook has issued 250,000 common share purchase warrants to Greybrook Health (the “Warrants”). Each Warrant will be exercisable for one Common Share at an exercise price equal to (a) if the Common Shares are listed on the Nasdaq or any other trading market at the time of exercise, 85.0% of the volume-weighted average trading price of the Common Shares on the Nasdaq (or, if not listed on Nasdaq, then such other trading market on which the Common Shares are principally traded, based upon daily share volume) for the five trading days immediately preceding the exercise date, or (b) if the Common Shares are not listed on any trading market at the time of exercise, a per share price based on fair market value, as determined by the board of directors of the Company, in each case subject to customary anti-dilution adjustments. The Warrants will expire five years from the date of issuance.

The proceeds of the New Loan, the Note, the Conversion Instrument and the Warrants (collectively, together with the underlying Common Shares, the “Securities”) are expected to be used by the Company for general corporate and working capital purposes. The Company is also currently considering additional near-term financing options to address its future liquidity needs.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except pursuant to an available exemption under the U.S. Securities Act and compliance with, or exemption from, applicable U.S. state securities laws.

MI 61-101 Disclosure

Mardyn and Greybrook Health are insiders of the Company. Accordingly, the Debt Financing is considered a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company’s market capitalization. Additionally, the Company is exempt from the minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company’s market capitalization.

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 32,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this press release, including statements regarding the Debt Financing and the Securities, and the expected use of proceeds therefrom, as well as the ability to obtain future financing to satisfy its near-term liquidity needs, constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information may relate to the transactions described herein, the Company’s future financial and liquidity outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, challenges related to raising additional financing, risks relating to our ability to satisfy cash requirements necessary to operate our business and remain in compliance with the Credit Facility, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three months ended March 31, 2023 and 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedarplus.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.